September 20, 2010


Mr. Andrew Mew
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission

Re: Reponses to September 10, 2010 Questions about 10K and 10Q for
    File No. 0-51021


Mr. Mew:

Below are the responses to your September 10, 2010 questions about our June 30, 2009 10K and March 31, 2010 10Q filings. As requested each response has been keyed to your question/comment by restatement of the question followed by our responses.

Management's Report Internal Control Over Financial Reporting

1. We note your responses to comments two to our letter dated
   July 23, 2010. Please amend your filing to specifically state your internal control over financial reporting was not effective as of June 30, 2009 in this section. Refer to Item 303(a)(3) of Regulation S-K. Further, please ensure your amended filing contains revised certifications. Lastly, please include an explanatory note in the beginning of your amended Form 10-K filing which explains why you are amending your annual report for the year June 30, 2009.

Response:  Revised accordingly and filed

   Form 10-Q for the quarterly period ended March 31, 2010


2. We note your March 31, 2010 Form 10-Q has not been reviewed by your registered public accounting firm. Please note your Form 10-Q is considered substantially deficient and not timely filed.
   Therefore, please amend your filing to:

   - Identify and disclose in a footnote that the Form 10-Q is not reviewed and therefore is deficient;

   - Label the columns of the financial statements as "not reviewed";
     And

   - Describe how you will remedy the deficiency.

   Lastly, when the review of your Form 10-Q is completed by your registered accounting firm, you must file an amendment to remove the related disclosures of the deficiency and the references of the financial statements as "not reviewed". We may have further substantial comment.

Response:  Revised accordingly and filed.


We are hopeful that the above responses adequately addresses each of your questions; however should you have additional questions or need to communicate further on any of these matters, please do not hesitate to contact me by e-mail at roger.smith@obnholdings, or by fax at
(323) 443-3801 or by telephone at (310) 988-1077. Again, please be aware that I am located in Los Angeles, not the Las Vegas office. Mailings to Las Vegas will slow my responses.


Sincerely,

/s/ roger neal smith

Roger N. Smith
Chief Executive Officer